[Letterhead of Sutherland Asbill & Brennan LLP]

January 27, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Preliminary Proxy Statement on Schedule 14A filed on January 6, 2012
File No. 1-33901

Dear Mr. Minore:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 13, 2012 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 6, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions referenced in the Company’s responses have been included in the Company’s definitive proxy statement on Schedule 14A (File No. 1-33901) (the “Definitive Proxy Statement”), filed concurrently herewith.

Information Regarding This Solicitation (page 3)

1.	We note the inclusion of a proposal in the Proxy Statement that will benefit the Company’s external investment adviser by lowering the hurdle rate on its receipt of an income incentive fee from the Company. In light of such fact, please clarify whether the Company’s Board of Directors determined that it is appropriate for the Company to bear the entire expense of the solicitation. In this regard, we note that the boards of directors of other investment companies have requested third parties, such as their external investment advisers, to shoulder some or all of the expenses of the solicitation of proxies when their proxies statements included a proposal that would benefit such third parties.

We have revised the disclosure accordingly. See pages 3-4 of the Definitive Proxy Statement.

Dominic Minore, Esq.

January 27, 2012

Proposal 1 - Election of Directors - Director and Executive Officer Information (pages 7-10)

2.	We refer to the last paragraph in the biographies for each of the members of the Company’s Board of Directors. Please clarify that the information contained therein led to the conclusion that each such director should serve as a member of the Company’s Board of Directors.

We have revised the disclosure accordingly. See pages 7-10 of the Definitive Proxy Statement.

Proposal 1 - Election of Directors - Transactions with Related Persons (page 12)

3.	Please clarify that the reimbursement of FSC, Inc. by the Company pursuant to the administration agreement is at cost, with no profit to, or markup by, FSC, Inc.

We have revised the disclosure accordingly. See page 12 of the Definitive Proxy Statement.

Proposal 3 - Approval of Amendment to Lower Hurdle Rate Under Our Investment Advisory Agreement – Fees Payable to Our Investment Adviser (page 29)

4.	Please put the first sentence in this section in bold font and expand the discussion therein to clarify that the approval of the Hurdle Amendment permanently increases the probability in future periods that the hurdle rate under the investment advisory agreement with the Company’s external investment adviser will be surpassed and, as a result, the investment adviser will receive an income incentive fee earlier and in higher amounts than it would have received under the existing investment advisory agreement. Also, please add a hypothetical example that illustrates the differing amounts of income incentive fee that would be earned by the Company’s external investment adviser under various scenarios if the Hurdle Amendment goes into effect as compared to if the existing investment advisory agreement remains in effect. Finally, please disclose that the Company’s external investment adviser will receive 100% of the “Pre-Incentive Fee Net Investment Income” between the 7% and 8% hurdle rates.

The Company has revised the disclosure accordingly. See pages 29-30 of the Definitive Proxy Statement.

*        *        *

Dominic Minore, Esq.

January 27, 2012

The Company hereby acknowledges that the adequacy and accuracy of the disclosure in the Definitive Proxy Statement is the responsibility of the Company. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas